UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 12 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on November 18, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 23, 2010	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM posted a loss before tax of USD 27 million for Q3 2010. "Market conditions were difficult in the third quarter and the rates for product tankers continue to be weak as the signs of recovery seen during the summer months have not materialised into better rates. Our long-term view of the product tanker market, however, remains positive," CEO Jacob Meldgaard says.

●
The result before tax in Q3 2010 was a loss of USD 27 million compared to a profit of USD 4 million in the same period of 2009. The result is impacted by a USD 8 million one-off provision related to organisational and management changes in 2010. The Q3 2009 result was impacted by a USD 21 million profit from sale of vessels. The result in Q3 2010 is not satisfactory and slightly below expectations.

	●	The result before tax for the first nine months of 2010 was a loss of USD 49 million and included a profit of USD 18 million from sale of vessels.

●
In Q3 2010, freight rates were higher than in both Q2 2010 and the same period last year. However, across segments freight rates were negatively influenced by ample tonnage supply, absence of general arbitrage opportunities and limited use of vessels for floating storage. MR freight rates continued to be under pressure due to low western demand for refined products. A few positive market signs during the summer driven by selective arbitrage opportunities and refinery disruptions in South America were not sufficient to support a freight rate improvement in Q3.

●
Panamax bulk rates remained volatile in Q3 2010, with rates fluctuating between USD/day 16,000 and USD/day 27,300. At the end of Q3, rates were USD/day 22,200. Due to TORM's high coverage of earning days, the volatility in bulk spot rates had limited impact on TORM's earnings.

	●	At 30 September 2010, equity amounted to USD 1,190 million, equivalent to USD 17.2 per share (DKK 93.7 per share), excluding treasury shares, corresponding to an equity ratio of 36%.

●
TORM's undrawn credit facilities and cash totalled approximately USD 500 million at the end of Q3 2010. Capex relating to the order book amounted to USD 310 million. During Q4, TORM has entered into an agreement to sell the two Kamsarmax dry bulk newbuildings with planned delivery in Q1 2011 for a total consideration of USD 90 million.

	●	Net interest-bearing debt totalled USD 1,738 million at 30 September 2010, compared to USD 1,691 million at 30 June 2010. The increase is due to borrowing related to the newbuilding programme.

	●	At 30 September 2010, TORM had covered 30% of the remaining earning days for 2010 in the Tanker Division at USD/day 16,173 and 87% of the remaining earning days in the Bulk Division at USD/day 19,791.

	●	TORM forecasts a loss before tax of USD 75-85 million for 2010 as stated in announcement no. 11 dated 4 November 2010.

Telecon-ference	TORM will host a teleconference and webcast (www.torm.com) today, at 3:00 pm Copenhagen time (CET), details p. 9.

Contact	TORM A/S	Telephone: +45 39 17 92 00
	Tuborg Havnevej 18	Jacob Meldgaard, CEO
	DK-2900 Hellerup, Denmark	Roland M. Andersen, CFO

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	1/20

Key figures

						Q1-Q3		Q1-Q3
USD million		Q3 2010		Q3 2009		2010		2009		2009
Income statement
Revenue		225.7		208.8		632.5		661.2		862.3
Time charter equivalent earnings (TCE)		149.2		149.4		426.9		486.7		632.9
Gross profit		49.3		54.4		146.3		190.8		242.5
EBITDA		22.6		59.2		101.5		170.5		202.5
Operating profit/loss (EBIT)		-12.5		24.2		-3.0		70.2		49.8
Profit/loss before tax		-26.7		4.4		-48.5		11.1		-19.0
Net profit/loss		-26.5		2.1		-48.3		8.1		-17.4
Balance sheet
Total assets		3,276.5		3,360.1		3,276.5		3,360.1		3,227.2
Equity		1,189.9		1,274.3		1,189.9		1,274.3		1,246.7
Total liabilities		2,086.6		2,085.8		2,086.6		2,085.8		1,980.5
Invested capital		2,924.6		2,947.6		2,924.6		2,947.6		2,926.0
Net interest-bearing debt		1,737.7		1,681.9		1,737.7		1,681.9		1,682.5
Cash flow
From operating activities		21.3		22.2		42.0		95.2		116.3
From investing activities		-66.4		-34.2		-93.6		-178.5		-199.4
Thereof investment in tangible fixed assets		-66.8		-87.1		-160.0		-261.3		-288.8
From financing activities		67.2		95.7		73.0		111.3		36.6
Total net cash flow		22.1		83.7		21.4		28.0		-46.5
Key financial figures
Gross margins:
TCE		66.1%		71.6%		67.5%		73.6%		73.4%
Gross profit		21.8%		26.1%		23.1%		28.9%		28.2%
EBITDA		10.0%		28.4%		16.0%		25.8%		23.5%
Operating profit		-5.5%		11.6%		-0.5%		10.6%		5.8%
Return on Equity (RoE) (p.a.)*)		-8.8%		-3.5%		-5.9%		0.0%		-1.3%
Return on Invested Capital (RoIC) (p.a.)**)		-1.7%		1.2%		-0.3%		2.6%		1.7%
Equity ratio		36.3%		37.9%		36.3%		37.9%		38.6%
Exchange rate USD/DKK, end of period		5.4	6	5.0	8	5.4	6	5.0	8	5.1	9
Exchange rate USD/DKK, average		5.7	7	5.2	1	5.6	7	5.4	7	5.3	6
Share-related key figures
Earnings per share, EPS	USD	-0.4		0.0		-0.7		0.1		-0.3
Diluted earnings per share, EPS	USD	-0.4		0.0		-0.7		0.1		-0.3
Cash flow per share, CFPS	USD	0.3		0.3		0.6		1.4		1.7
Share price, end of period (per share of DKK 5 each)	DKK	40.4		51.6		40.4		51.6		50.7
Number of shares, end of period	Mill.	72.8		72.8		72.8		72.8		72.8
Number of shares (excl. treasury shares), average	Mill.	69.3		69.2		69.3		69.2		69.2

*)	The gain from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualised for calculating the return on equity.

**)	The gain from sale of vessels is not annualised for calculating the return on invested capital.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	2/20

Profit/loss by division

USD million	Q3 2010				Q1-Q3 2010
	Tanker Division	Bulk Division	Not allocated	Total	Tanker Division	Bulk Division	Not allocated	Total
Revenue	200.4	25.3	0.0	225.7	564.8	67.7	0.0	632.5
Port expenses, bunkers and commissions	-76.4	-1.0	0.0	-77.4	-204.7	-3.2	0.0	-207.9
Freight and bunkers derivatives	0.9	0.0	0.0	0.9	2.3	0.0	0.0	2.3
Time charter equivalent earnings	124.9	24.3	0.0	149.2	362.4	64.5	0.0	426.9
Charter hire	-45.4	-15.9	0.0	-61.3	-124.3	-43.1	0.0	-167.4
Operating expenses	-37.8	-0.8	0.0	-38.6	-110.0	-3.2	0.0	-113.2
Gross profit	41.7	7.6	0.0	49.3	128.1	18.2	0.0	146.3
Profit/loss from sale of vessels	0.0	0.0	0.0	0.0	0.0	18.2	0.0	18.2
Administrative expenses	-21.8	-2.7	0.0	-24.5	-53.9	-6.2	0.0	-60.1
Other operating income	0.9	0.0	0.0	0.9	3.9	0.0	0.0	3.9
Share of results of jointly controlled entities	-0.3	0.0	-2.8	-3.1	1.3	0.0	-8.1	-6.8
EBITDA	20.5	4.9	-2.8	22.6	79.4	30.2	-8.1	101.5
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-34.4	-0.7	0.0	-35.1	-102.5	-2.0	0.0	-104.5
Operating profit/loss (EBIT)	-13.9	4.2	-2.8	-12.5	-23.1	28.2	-8.1	-3.0
Financial items, net	-	-	-14.2	-14.2	-	-	-45.5	-45.5
Profit/loss before tax	-	-	-17.0	-26.7	-	-	-53.6	-48.5
Tax	-	-	0.2	0.2	-	-	0.2	0.2
Net profit/loss	-	-	-16.8	-26.5	-	-	-53.4	-48.3

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. are included in "Not allocated".

Tanker Division	The division realised an operating loss of USD 14 million for the third quarter of 2010, compared to a result of USD 0 million in the same period in 2009.

Rates continued at a low level in the third quarter of 2010 and we did not see signs of improvement in rates during the quarter. Compared to the second quarter 2010 and the same period a year ago, rate levels have improved as the world economy is regaining strength.

The continued influx of newbuildings, limited usage of vessels for floating storage and continued negative market sentiment have influenced freight rates negatively.

In the third quarter of 2010, the net fleet grew by about 2%, resulting in a fleet growth of approx. 4% year-to-date. The significant delay seen in deliveries of new tonnage continued in the third quarter, with slippage for the first nine months of the year of 40%.

MR freight rates were negatively impacted during the third quarter of 2010 as the demand for gasoline in the USA remained low. In late June and early July, a rate strengthening in the transatlantic trading route was experienced due to a combination of the wide opening of gasoline arbitrage from Europe to the USA, disruptions in the Brazilian refinery sector and few available vessels on the European continent. Rates, however, levelled off as vessels having sought alternative cargoes returned to the European continent.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	3/20

For the LR segment, the Far East demand for naphtha remained stable during the third quarter of 2010. However rates weakened, as tonnage was added from newbuildings and the use of floating storage remained at a low level. The weak market for transport of crude oil added to the tonnage supply as no vessels sought occupation in the crude market.

The level of floating storage did not change during the third quarter of 2010. At the end of September, floating storage occupied approximately 3% of the total fleet. Movements in floating storage are volatile and impacted by the forward curve for the various refined products

At 30 September, coverage for the remaining part of 2010 was 30% at USD/day 16,173.

Tanker Division	Q3 09	Q4 09	Q1 10	Q210	Q3 10	Change Q3 09 - Q3 10	12-month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,190	1,172	1,163	1,122	1,098	-8%
TCE per earning day from the LR2 Pool	18,401	20,331	19,270	17,185	19,848	8%
TCE per earning day1)	17,406	18,356	18,456	15,505	17,672	2%	17,497
Operating days	1,104	1,104	1,080	1,092	1,104	0%
Operating expenses per operating day2)	6,496	6,933	6,908	6,301	6,571	1%	6,678
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,835	2,026	1,748	1,777	2,094	14%
TCE per earning day from the LR1 Pool	15,036	14,304	16,273	14,903	14,662	-2%
TCE per earning day1)	16,514	16,516	16,686	15,509	14,628	-11%	15,835
Operating days	828	828	810	749	714	-14%
Operating expenses per operating day2)	6,706	5,986	6,454	5,420	5,729	-15%	5,897
MR (45,000 DWT)
Available earning days	3,602	3,829	3,755	3,916	4,212	17%
TCE per earning day from the MR Pool	14,974	11,521	14,179	12,567	13,753	-8%
TCE per earning day1)	15,349	12,417	14,700	12,363	14,280	-7%	13,440
Operating days	2,707	2,832	2,790	2,951	3,128	16%
Operating expenses per operating day2)	6,621	6,770	6,883	6,053	6,388	-4%	6,524
SR (35,000 DWT)
Available earning days	1,160	1,103	1,002	979	951	-18%
TCE per earning day1)	18,378	16,894	18,034	16,099	13,851	-25%	16,220
Operating days	1,012	1,012	990	1,001	1,012	0%
Operating expenses per operating day2)	6,105	6,326	6,041	4,821	6,274	3%	5,866

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunkers, commissions and port expenses.
2) Operating expenses are related to owned vessels.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	4/20

Bulk Division
Operating profit for the third quarter of 2010 was USD 4 million, compared to USD 25 million for the third quarter of 2009. Profit for the third quarter of 2009 includes a profit of USD 21 million from sale of vessels.

The number of earning days for the Bulk Division was 5% lower in the third quarter of 2010 than in the same period last year due to the sale of vessels.

The dry bulk market continued to be volatile during the third quarter of 2010. The decline in rates that commenced in mid-May continued until the end of July when rates bottomed out at USD/day 16,000. Then rates increased until mid-September, peaking at USD/day 27,300 with a subsequent levelling off to USD/day 22,200 by the end of the quarter.

Chinese demand for coal and iron ore continued to be the main driver in the dry bulk market. The rate decrease experienced at the end of the second and going into the third quarters was driven by uncertainty surrounding future Chinese demand for iron ore. Subsequently, this concern eased off, which in combination with the Russian grain export ban, implying longer ton mileage, supported the freight rates.

The dry bulk fleet grew by net 4% during the third quarter, bringing fleet growth to net 12% year-to-date.

As TORM seeks coverage of earning days for the Bulk Division, the volatility in bulk spot rates has limited impact on TORM's earnings in 2010.

At 30 September, coverage for the remaining part of 2010 was 87% at USD/day 19,791.

Bulk Division	Q3 09	Q4 09	Q1 10	Q210	Q3 10	Change Q3 09 - Q3 10	12-month avg.

Panamax (60-80,000 DWT)
Available earning days	1,255	1,204	1,119	1,060	1,189	-5%
TCE per earning day1)	17,968	19,690	18,298	18,611	20,418	14%	19,254
Operating days	392	368	315	182	184	-53%
Operating expenses per operating day2)	4,477	4,066	5,187	4,603	4,297	-4%	4,538

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunkers, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities	Other (non-allocated) activities were a loss on investments in jointly controlled entities of USD 3 million, financial expenses of USD 14 million and tax of USD 0 million.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	5/20

Fleet developments
During the third quarter, TORM took delivery of two MR newbuildings, TORM Aslaug and TORM Agnete. At the end of the quarter, TORM's fleet of owned vessels comprised 68 tankers and two bulk carriers. In addition, TORM had 27 tankers and 11 bulk carriers on time charter. Another 26 tankers were either in pools or under commercial management.

	Owned vessels
	30 Jun 10	Addition	Disposal	30 Sep 10
LR2 / Aframax1)	12.5	-	-	12.5
LR1 / Panamax2)	7.5	-	-	7.5
MR	35.0	2.0	-	37.0
SR	11.0	-	-	11.0
Product tankers	66.0	2.0	-	68.0
Panamax dry bulk	2.0	-	-	2.0
Total	68.0	2.0	-	70.0

1) Includes a 50% stake in TORM Marina (treated as JV)
2) Includes a 50% stake in TORM Ugland (treated as JV)

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	6/20

Planned fleet changes
No vessels were contracted in the third quarter of 2010, and at the end of the quarter the order book thus comprised seven MR vessels and four Kamsarmax vessels. Capex relating to the order book amounted to USD 310 million.

	Newbuildings to be delivered
	2010	2011				2012				2013
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Total
LR2 / Aframax	-	-	-	-	-	-	-	-	-	-	-
LR1 / Panamax	-	-	-	-	-	-	-	-	-	-	-
MR	1.0	2.0	-	1.0	1.0	-	1.0	1.0	-	-	7.0
SR	-	-	-	-	-	-	-	-	-	-	-
Product tankers	1.0	2.0	-	1.0	1.0	-	1.0	1.0	-	-	7.0
Kamsarmax dry bulk	-	2.0	-	-	-	-	-	-	1.0	1.0	4.0
Total	-	4.0	-	1.0	1.0	-	1.0	1.0	1.0	1.0	11.0

In late October 2010, TORM took delivery of the MR vessel TORM Almena from the Chinese shipyard GSI Guangzhou.

On 16 November TORM acquired 50% of the vessel TORM Marina for USD 27 million, corresponding to a vessel value of USD 26 million.

TORM has during the fourth quarter, as announced on 1 November in announcement no. 10, entered into an agreement to sell the two Kamsarmax dry bulk newbuildings with planned delivery to TORM in Q1 2011. The newbuildings have been sold for a total consideration of USD 90 million with a total net loss of USD 16 million. The newbuildings are expected to be delivered to the new owner in the first quarter of 2011, where the effect of the transaction will be recognised in the financial statements.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	7/20

Third quarter of 2010

Results
Gross profit for the third quarter of 2010 came to USD 49 million, down from USD 54 million for the corresponding period of 2009. Administrative expenses for the third quarter of 2010 were USD 25 million, against USD 18 million for the third quarter of 2009. The third quarter of 2010 includes a one-off provision for organisational and management changes in 2010. Profit before depreciation and amortisation (EBITDA) for the period was USD 23 million, against USD 59 million for the third quarter of 2009. The third quarter of 2009 was positively affected by a profit of USD 21 million from sale of vessels.

Depreciation was USD 35 million during the third quarter of 2010.

Operating profit for the third quarter of 2010 was a loss of USD 13 million, compared to an operating profit of USD 24 million for the same quarter of 2009.

The third quarter of 2010 was impacted by mark-to-market non-cash adjustments of USD 0 million in total, USD 0.2 million related to FFA/bunker derivatives and USD -0.2 million on other derivative financial instruments.

In the third quarter of 2010, financial items amounted to an expense of USD 14 million, against an expense of USD 20 million in the same quarter of 2009.

The result after tax was a loss of USD 27 million in the third quarter of 2010, against a profit of USD 2 million in the third quarter of 2009. The result for the third quarter of 2009 was impacted by a profit of USD 21 million from sale of vessels. No vessels were sold during the third quarter of 2010.

Assets	Total assets increased from USD 3,210 million at 30 June 2010 to USD 3,277 million at 30 September 2010.

On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows. The calculated value of the fleet at 30 September 2010 supports the book value.

Liabilities
During the third quarter of 2010, net interest-bearing debt increased to USD 1,738 million from USD 1,691 million at 30 June 2010. The increase in debt is due to borrowing in connection with the newbuilding programme.

Total equity
In the third quarter of 2010, equity decreased from USD 1,220 million at 30 June 2010 to USD 1,190 million, due to the loss posted. Equity as a percentage of total assets was 36% at 30 September 2010, compared to 38% at 30 June 2010.

At 30 September 2010, TORM held 3,461,580 treasury shares, corresponding to 4.8% of the Company's share capital, which is unchanged since 30 June 2010.

Liquidity	TORM's undrawn credit facilities and cash totalled about USD 500 million at the end of the third quarter of 2010.

Outlook	TORM forecasts a loss before tax of USD 75-85 million for 2010 as stated in announcement no. 11 dated 4 November 2010.

Coverage	At 30 September 2010, TORM had covered 30% of the remaining earning days for 2010 in the Tanker Division at USD/day 16,173 and 87% of the remaining earning days in the Bulk Division at USD/day 19,791.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	8/20

The table below shows the figures for 2010 for the period 1 October to 31 December 2010 and full-year 2011 and 2012.

	2010	2011	2012	2010	2011	2012
	Owned days
LR2	1,092	4,380	4,392
LR1	638	2,555	2,562
MR	3,400	14,746	15,690
SR	986	4,015	4,026
Tanker division	6,116	25,696	26,670
Bulk division	182	1,437	1,506
Total	6,298	27,133	28,176

	T/C in days			T/C in costs (USD/day)
LR2	-	-	-	-	-	-
LR1	1,553	6,115	4,842	20,803	21,498	21,910
MR	911	3,650	3,108	16,357	16,626	16,164
SR	-	-	-	-	-	-
Tanker division	2,464	9,765	7,950	19,159	19,677	19,664
Bulk division	1,000	3,735	4,228	15,789	15,523	15,954
Total	3,464	13,500	12,178	18,187	18,528	18,376

	Total physical days			Covered days
LR2	1,092	4,380	4,392	432	646	128
LR1	2,191	8,670	7,404	437	777	532
MR	4,311	18,396	18,798	1,400	1,737	412
SR	986	4,015	4,026	345	858	40
Tanker division	8,580	35,461	34,620	2,613	4,019	1,111
Bulk division	1,182	5,172	5,734	1,022	1,123	153
Total	9,762	40,633	40,354	3,635	5,142	1,264

	Coverage %			Coverage rates (USD/day)
LR2	40	15	3	22,272	25,823	22,987
LR1	20	9	7	16,382	18,350	17,495
MR	32	9	2	14,838	16,089	15,348
SR	35	21	1	13,695	14,587	15,128
Tanker division	30	11	3	16,173	17,771	17,245
Bulk division	87	21	3	19,791	17,811	21,206
Total	37	13	3	17,190	17,780	17,725

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above	0.0
Contracts included above	0.2

Notes

Actual no of days can vary from projected no of days primarily due to vessel sales and delays of vessel deliveries. T/C in costs do no include potential extra payments from profit split arrangements.

Post balance sheet events
TORM has during the fourth quarter, as as announced on 1 November in announcement no. 10, entered into an agreement to sell the two Kamsarmax dry bulk newbuildings with planned delivery to TORM in Q1 2011. The newbuildings have been sold for a total consideration of USD 90 million with a total net loss of USD 16 million. The newbuildings are expected to be delivered to the new owner in the first quarter of 2011, where the effect of the transaction will be recognised in the financial statements.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	9/20

Safe Harbor Forward-looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

The TORM share	The price of the TORM share was DKK 40.4 at 30 September 2010, against DKK 46.1 at 30 June 2010, equivalent to a decrease of DKK 5.7 (12%).

Accounting policies
This interim report for the third quarter of 2010 is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report for the third quarter of 2010 is unaudited and is presented in accordance with the same accounting policies as the Annual Report 2009.

Information	Teleconference

TORM will host a telephone conference for financial analysts and investors on 18 November 2010 at 3:00 pm Copenhagen time (CET), reviewing the interim report for the first nine months of 2010. The conference call will be hosted by Jacob Meldgaard, CEO, Roland M. Andersen, CFO, and Sune S. Mikkelsen, VP Investor Relations, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The teleconference will also be webcast via TORM's website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM's Annual Report 2010 will be published on 10 March 2011.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	10/20

Statement by the Board of Directors and Executive Management on the Interim Report

The Board of Directors and Executive Management have considered and approved the interim report for the period 1 January – 30 September 2010.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions of IFRS which are expected to be applicable to the Annual Report 2010.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 18 November 2010

	Executive Management	Board of Directors

	Jacob Meldgaard, CEO	Niels Erik Nielsen, Chairman

	Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman

Peter Abildgaard

Lennart Arrias

Margrethe Bligaard Thomasen

Bo Jagd

Jesper Jarlbæk

Gabriel Panayotides

Angelos Papoulias

Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	11/20

Income statement

USD million	Q3 2010	Q3 2009	Q1-Q3 2010	Q1-Q3 2009	2009

Revenue	225.7	208.8	632.5	661.2	862.3
Port expenses, bunkers and commissions	-77.4	-56.1	-207.9	-163.0	-217.4
Freight and bunkers derivatives	0.9	-3.3	2.3	-11.5	-12.0

Time charter equivalent earnings	149.2	149.4	426.9	486.7	632.9

Charter hire	-61.3	-56.3	-167.4	-165.5	-220.9
Operating expenses	-38.6	-38.7	-113.2	-130.4	-169.5

Gross profit (net earnings from shipping activities)	49.3	54.4	146.3	190.8	242.5

Profit from sale of vessels	0.0	20.7	18.2	33.2	33.1
Administrative expenses	-24.5	-17.9	-60.1	-60.5	-78.2
Other operating income	0.9	1.5	3.9	6.3	7.4
Share of results of jointly controlled entities	-3.1	0.5	-6.8	0.7	-2.3

EBITDA	22.6	59.2	101.5	170.5	202.5

Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	-20.0
Depreciation and impairment losses	-35.1	-35.0	-104.5	-100.3	-132.7

Operating profit/loss (EBIT)	-12.5	24.2	-3.0	70.2	49.8

Financial items	-14.2	-19.8	-45.5	-59.1	-68.8

Profit/loss before tax	-26.7	4.4	-48.5	11.1	-19.0

Tax	0.2	-2.3	0.2	-3.0	1.6

Net profit/loss for the period	-26.5	2.1	-48.3	8.1	-17.4

Earnings per share, EPS
Earnings per share, BPS (USD)	-0.4	0.0	-0.7	0.1	-0.3
Earnings per share, BPS (DKK) *)	-2.2	0.2	-4.0	0.6	-1.3

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	12/20

Statement of comprehensive income

USD million	Q3 2010	Q3 2009	Q1-Q3 2010	Q1-Q3 2009	2009

Net profit/loss for the period	-26.5	2.1	-48.3	8.1	-17.4

Other comprehensive income:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	0.0	0.0	0.0	0.0	0.0

Fair value adjustment on hedging instruments	-6.3	0.5	-16.0	25.0	26.5

Value adjustment on hedging instruments transferred to income statement	1.7	0.1	5.6	3.9	4.1

Value adjustment on hedging instruments transferred to assets	0.0	0.0	0.0	-1.2	-1.2

Fair value adjustment on available for sale investments	0.3	1.5	-0.2	2.2	1.6

Transfer to income statement on sale of available for sale investments	0.0	0.0	0.0	0.0	-3.7

Other comprehensive income after tax	-4.3	2.1	-10.6	29.9	27.3

Total comprehensive income	-30.8	4.2	-58.9	38.0	9.9

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	13/20

Income statement by quarter

USD million	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10

Revenue	208.8	201.1	205.5	201.3	225.7
Port expenses, bunkers and commissions	-56.1	-54.4	-59.9	-70.6	-77.4
Freight and bunkers derivatives	-3.3	-0.5	1.9	-0.5	0.9

Time charter equivalent earnings	149.4	146.2	147.5	130.2	149.2

Charter hire	-56.3	-55.4	-51.7	-54.4	-61.3
Operating expenses	-38.7	-39.1	-39.9	-34.7	-38.6

Gross profit (net earnings from shipping activities)	54.4	51.7	55.9	41.1	49.3

Profit from sale of vessels	20.7	-0.1	18.2	0.0	0.0
Administrative expenses	-17.9	-17.7	-18.1	-17.5	-24.5
Other operating income	1.5	1.1	1.7	1.3	0.9
Share of results of jointly controlled entities	0.5	-3.0	-2.4	-1.3	-3.1

EBITDA	59.2	32.0	55.3	23.6	22.6

Impairment losses on jointly controlled entities	0.0	-20.0	0.0	0.0	0.0
Depreciation and impairment losses	-35.0	-32.4	-35.0	-34.4	-35.1

Operating profit/loss (EBIT)	24.2	-20.4	20.3	-10.8	-12.5

Financial items	-19.8	-9.7	-17.7	-13.6	-14.2

Profit/loss before tax	4.4	-30.1	2.6	-24.4	-26.7

Tax	-2.3	4.6	-0.3	0.3	0.2

Net profit/loss for the period	2.1	-25.5	2.3	-24.1	-26.5

Earnings per share, EPS
Earnings per share, EPS (USD)	0.0	-0.4	0.0	-0.3	-0.4

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	14/20

Assets

USD million	30 September	30 September	31 December
	2010	2009	2009

NON-CURRENT ASSETS

Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.1	2.3	2.2
Total intangible assets	91.3	91.5	91.4

Tangible fixed assets
Land and buildings	3.6	3.7	3.7
Vessels and capitalized dry-docking	2,484.2	2,421.4	2,390.4
Prepayments on vessels	237.7	293.0	273.9
Other plant and operating equipment	8.7	9.9	10.7
Total tangible fixed assets	2,734.2	2,728.0	2,678.7

Financial assets
Investment in jointly controlled entities	115.4	132.3	123.0
Loans to jointly controlled entities	36.0	39.2	38.7
Other investments	3.0	8.6	3.2
Other financial assets	6.0	8.5	8.5
Total financial assets	160.4	188.6	173.4

TOTAL NON-CURRENT ASSETS	2,985.9	3,008.1	2,943.5

CURRENT ASSETS

Bunkers	33.5	21.0	24.6
Freight receivables, etc.	76.7	62.8	62.1
Other receivables	18.5	52.3	16.8
Other financial assets	0.0	4.3	0.4
Prepayments	18.7	15.3	13.6
Cash and cash equivalents	143.2	196.3	121.8
	290.6	352.0	239.3

Non-current assets held for sale	0.0	0.0	44.4

TOTAL CURRENT ASSETS	290.6	352.0	283.7

TOTAL ASSETS	3,276.5	3,360.1	3,227.2

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	15/20

Equity and liabilities

USD million	30 September	30 September	31 December
	2010	2009	2009

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.9	-18.1	-18.1
Revaluation reserves	-2.4	2.1	-2.2
Retained profit	1,158.7	1,230.1	1,205.1
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-13.7	-5.0	-3.3
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,189.9	1,274.3	1,246.7

LIABILITIES

Non-current liabilities
Deferred tax liability	54.5	55.1	55.0
Mortgage debt and bank loans	1,671.2	1,702.2	1,629.2
Finance lease liabilities	31.4	32.1	31.7
Acquired liabilities related to options on vessels	0.5	2.3	1.9
Acquired time charter contracts	0.0	0.1	0.1
TOTAL NON-CURRENT LIABILITIES	1,757.6	1,791.8	1,717.9

Current liabilities
Mortgage debt and bank loans	176.3	142.0	141.5
Finance lease liabilities	2.0	1.9	1.8
Trade payables	51.5	32.6	25.0
Current tax liabilities	2.6	11.2	5.7
Other liabilities	94.8	97.5	82.9
Acquired liabilities related to options on vessels	1.8	1.8	1.8
Acquired time charter contracts	0.0	6.3	3.8
Deferred income	0.0	0.7	0.1
TOTAL CURRENT LIABILITIES	329.0	294.0	262.6

TOTAL LIABILITIES	2,086.6	2,085.8	1,980.5

TOTAL EQUITY AND LIABILITIES	3,276.5	3,360.1	3,227.2

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	16/20

Equity 1 January – 30 September 2010

USD million	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1-Q3 2010:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	2.1	-	-	-	-	2.1
Comprehensive income for the period	-	-	-48.3	-	-0.2	-10.4	0.0	-58.9
Total changes in equity Q1-Q3 2010	0.0	0.2	-46.4	0.0	-0.2	-10.4	0.0	-56.8
Equity at 30 September 2010	61.1	-17.9	1,158.7	0.0	-2.4	-13.7	4.1	1,189.9

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	17/20

Equity 1 January – 30 September 2009

USD million	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Equity at 1 January 2009	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9
Changes in equity Q1-Q3 2009:
Dividends paid	-	-	-	-51.2	-	-	-	-51.2
Dividends paid on treasury shares	-	-	2.5	-	-	-	-	2.5
Exchange rate adjustment on dividends paid	-	-	3.9	-3.9	-	-	-	0.0
Share-based compensation	-	-	6.1	-	-	-	-	6.1
Comprehensive income for the period	-	-	8.1	-	2.2	27.7	0.0	38.0
Total changes in equity Q1-Q3 2009	0.0	0.0	20.6	-55.1	2.2	27.7	0.0	-4.6
Equity at 30 September 2009	61.1	-18.1	1,230.1	0.0	2.1	-5.0	4.1	1,274.3

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	18/20

Statement of cash flows

USD million	Q3 2010	Q3 2009	Q1-Q3 2010	Q1-Q3 2009	2009
Cash flow from operating activities
Operating profit/loss	-12.5	24.2	-3.0	70.2	49.8

Adjustments:
Reversal of profit from sale of vessels	0.0	-20.7	-18.2	-33.2	-33.1
Reversal of depreciation and impairment losses	35.1	35.0	104.5	100.3	132.7
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	0.0	20.0
Reversal of share of results of jointly controlled entities	3.1	-0.5	6.8	-0.7	2.3
Reversal of other non-cash movements	-0.3	-0.6	-8.1	4.7	1.3

Dividends received	0.0	0.0	0.0	0.0	0.1
Dividends received from jointly controlled entities	0.2	0.0	1.4	2.8	3.0
Interest received and exchange rate gains	2.2	0.1	2.6	4.3	5.1
Interest paid and exchange rate losses	-14.0	-14.4	-40.9	-44.1	-56.9
Income taxes paid/repaid	-0.3	-0.1	-3.2	-1.9	-2.7
Change in bunkers, accounts receivables and payables	7.8	-0.8	0.1	-7.2	-5.3
Net cash flow from operating activities	21.3	22.2	42.0	95.2	116.3

Cash flow from investing activities
Investment in tangible fixed assets	-66.8	-87.1	-160.0	-261.3	-288.8
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	0.4	0.5	2.7	2.9	4.7
Payment of liability related to options on vessels	0.0	0.0	0.0	1.5	0.0
Received share on options on vessels	0.0	0.0	0.0	0.0	1.5
Sale of equity interests and securities	0.0	0.0	0.0	0.0	4.7
Sale of non-current assets	0.0	52.4	63.7	78.4	78.5
Net cash flow from investing activities	-66.4	-34.2	-93.6	-178.5	-199.4

Cash flow from financing activities
Borrowing, mortgage debt and finance lease liabilities	92.1	110.5	172.6	373.9	368.0
Repayment/redemption, mortgage debt and finance lease liabilities	-24.9	-14.8	-99.6	-213.9	-282.7
Dividends paid	0.0	0.0	0.0	-48.7	-48.7
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	67.2	95.7	73.0	111.3	36.6

Net cash flow from operating, investing and financing activities	22.1	83.7	21.4	28.0	-46.5

Cash and cash equivalents, beginning balance	121.1	112.6	121.8	168.3	168.3

Cash and cash equivalents, ending balance	143.2	196.3	143.2	196.3	121.8

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	19/20

Statement of cash flows by quarter

USD million	Q3 09	Q4 09	Q1 10	Q2 10	Q3 10
Cash flow from operating activities
Operating profit/loss	24.2	-20.4	20.3	-10.8	-12.5

Adjustments:
Reversal of profit from sale of vessels	-20.7	0.1	-18.2	0.0	0.0
Reversal of depreciation and impairment losses	35.0	32.4	35.0	34.4	35.1
Reversal of impairment of jointly controlled entities	0.0	20.0	0.0	0.0	0.0
Reversal of share of results of jointly controlled entities	-0.5	3.0	2.4	1.3	3.1
Reversal of other non-cash movements	-0.6	-3.4	-4.0	-3.8	-0.3

Dividends received	0.0	0.1	0.0	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.2	0.3	0.9	0.2
Interest received and exchange rate gains	0.1	0.8	0.1	0.3	2.2
Interest paid and exchange rate losses	-14.4	-12.8	-14.2	-12.7	-14.0
Income taxes paid/repaid	-0.1	-0.8	-2.9	0.0	-0.3
Change in bunkers, accounts receivables and payables	-0.8	1.9	2.1	-9.8	7.8
Net cash flow from operating activities	22.2	21.1	20.9	-0.2	21.3

Cash flow from investing activities
Investment in tangible fixed assets	-87.1	-27.5	-23.6	-69.6	-66.8
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	0.5	1.8	1.1	1.2	0.4
Payment of liability related to options on vessels	0.0	-1.5	0.0	0.0	0.0
Received share on options on vessels	0.0	1.5	0.0	0.0	0.0
Sale of equity interests and securities	0.0	4.7	0.0	0.0	0.0
Sale of non-current assets	52.4	0.1	63.6	0.1	0.0
Net cash flow from investing activities	-34.2	-20.9	41.1	-68.3	-66.4

Cash flow from financing activities
Borrowing, mortgage debt and finance lease liabilities	110.5	-5.9	25.7	54.8	92.1
Repayment/redemption, mortgage debt and finance lease liabilities	-14.8	-68.8	-23.2	-51.5	-24.9
Dividends paid	0.0	0.0	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	95.7	-74.7	2.5	3.3	67.2

Net cash flow from operating, investing and financing activities	83.7	-74.5	64.5	-65.2	22.1

Cash and cash equivalents, beginning balance	112.6	196.3	121.8	186.3	121.1

Cash and cash equivalents, ending balance	196.3	121.8	186.3	121.1	143.2

ANNOUNCEMENT NO. 12 – 2010
18 NOVEMBER 2010	TORM – THIRD QUARTER REPORT 2010	20/20